UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM SB-1

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                              Arena Resources, Inc.
                             ----------------------
                 (Name of small business issuer in its charter)


           Nevada                          1311                   73-1596109
           ------                          ----                   ----------
(State of jurisdiction of      (Primary Standard Industrial   (I.R.S. Employer
incorporation or organization)  Classification Code Number)  Identification No.)

    4920 South Lewis Street, Suite 107, Tulsa, Oklahoma 74105 (918) 747-6060
--------------------------------------------------------------------------------
         (Address and telephone number of principal executive offices)

            4920 South Lewis Street, Suite 107, Tulsa, Oklahoma 74105
--------------------------------------------------------------------------------
(Address of principal place of business or intended principal place of business)

   Wilson & Barrows Ltd., 442 Court Street, Elko, Nevada 89801 (775) 738-7271
--------------------------------------------------------------------------------
            (Name, address and telephone number of agent for service)

Approximate date of proposed sale to the public October 1, 2000.

If this Form is filed to register additional securities for an offering pursuant to rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] Not currently applicable.

If this Form is a post-effective amendment filed pursuant to Rule 462 (c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                             [ ] Not currently applicable.

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                             [ ] Not currently applicable.

If delivery of the prospectus is expected to be made pursuant to Rule 434, check
the following box.                                           [ ] Not applicable.

==========================================================================================
Title of each class of       Dollar amount to        Proposed             Amount of
securities to be             be registered           maximum              registration fee
registered                                           offering price
                                                     per share
------------------------------------------------------------------------------------------
Common voting stock          Max: $500,000           $.25/share           $139.00
==========================================================================================

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said section 8(a), may determine.

                                       (i)

                                   PROSPECTUS

                              ARENA RESOURCES, INC.
                       4920 South Lewis Street, Suite 107
                              Tulsa, Oklahoma 74105
                                 (918) 747-6060

         Offering of the common voting stock of Arena Resources, Inc.,("Arena"). Minimum Offering of 800,000 shares, Maximum Offering of 2,000,000 shares, both at $.25/share. The Company reserves the right to close the offering at any amount between the Minimum or Maximum Offering during the offering term of sixty
(60) days from the date appearing on this prospectus cover page.

         Arena will place all subscription proceeds into a segregated subscription account until the minimum offering is sold or the offering is closed. Upon the closing of the subscription account the proceeds will be promptly returned to investors if the minimum offering is not sold; or employed by Arena if, at least, the minimum is sold.

         Arena has only one class of stock, 100,000,000 shares of common voting stock, subject to this offering, of which 2,600,000 are presently issued and outstanding with up to an additional 2,000,000 to be issued by this offering.

         Arena is a start-up enterprise which was incorporated in Nevada on August 31, 2000 with minimum capital to engage in its initial intended business activities of oil and gas acquisition, development and marketing. See description of business in this prospectus. Arena has minimal historical operating history or revenues to date.

            THIS IS A HIGH RISK OFFERING. SEE RISK FACTORS AT PAGE 3.

This offering is intended as a self underwriting. That is, the stock will be sold by Arena management without the employment of any underwriters or other commissioned sales agents. Should Arena be unsuccessful at completing its self underwriting, it may amend the prospectus to indicate commissions to be paid.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION; NOR BY ANY STATE OR FOREIGN SECURITIES
REGULATORY AGENCY; NOR HAS THE COMMISSION OR ANY OTHER SECURITIES REGULATORY AGENCY PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

============================================================================================================
                  Description of            Estimated Cost of        Estimated Net           Net Proceeds as
                  Securities Offered        Offering                 Proceeds of             a Percentage of
                                                                     Offering                Offering Price
------------------------------------------------------------------------------------------------------------
Minimum                800,000 shares               $35,000                 $165,000                 82.5%
Offering                @ 0.25/share
                          $200,000
------------------------------------------------------------------------------------------------------------
Maximum               2,000,000 shares              $35,000                 $465,000                  93%
Offering                @ $0.25/share
                          $500,000
============================================================================================================
       Offering Notes and Table of Significant Parties on following pages

Date of this Prospectus: October 1, 2000

Offering Termination Date: December 1, 2000

                                      (ii)

                                 OFFERING NOTES

         1- The intended oil and gas acquisition program will not be initiated unless the minimum offering ($200,000) has been sold within the offering term ending on December 1, 2000. Of the anticipated net offering proceeds of $165,000 minimum to $465,000 maximum, approximately $130,000 (65%) in the minimum offering and $430,000 (86%) in the maximum offering will be directly employed for gas acquisition or related production activities. See Sections on Use of Proceeds and Business.

         2- Funds received up to the minimum offering will be held in a special subscription account and will be returned without interest or deduction if the minimum is not sold within the offering term (60 days). All funds received after the minimum offering, as well as the minimum offering proceeds, will be placed in the general operating fund of the company and employed as received. See Terms of the Offering.

         3- As this is a stock offering by a corporate entity, all anticipated proceeds of oil and gas activities will be payable to the corporation. In like manner, Arena will bear all costs of operations and will incur all tax benefits and pay all tax obligations. Since Arena does not have any present expectations of paying dividends or other distributions, investors in this offering will have to look solely to potential capital appreciation for a return of their investment. See Description of Business Section.

         4- Arena believes it will have sufficient proceeds from this offering and anticipated production to pay anticipated costs of the oil and gas operations; however, the potential shortage of operating capital in any oil and gas program to pay unanticipated costs constitutes a risk factor. Further, an exact allocation of proceeds in this offering is difficult to project as management has broad discretion to define the type of oil and gas program after the offering is closed. However, it is the intended objective of Arena to primarily acquire non-producing gas reserves and most of the disclosure in the Use of Proceeds and Business Sections is premised on this objective. See Risk Factors, Use of Proceeds and Description of Business.

                                      (iii)

                          Table of Significant Parties

                             Officers and Directors:

=====================================================================================================================
       Name                      Position                        Residential Address                Business Address
---------------------------------------------------------------------------------------------------------------------
Mr. Lloyd T. Rochford            Director, CEO,                  5 Clancy Lane South                4920 South Lewis,
                                 President                       Rancho Mirage,                     #107,  Tulsa,
                                                                 California 92270                   Oklahoma 74105

---------------------------------------------------------------------------------------------------------------------
Mr. Stanley McCabe               Chairman Board,                 5922 South Atlanta Place,          4920 South Lewis,
                                 Treasurer/Secretary             Tulsa, Oklahoma 74135              #107,  Tulsa,
                                 CFO, Accounting                                                    Oklahoma 74105
                                 Officer

---------------------------------------------------------------------------------------------------------------------
Mr. Charles Crawford             Director                        6423 South Quebec Ave.             6423 South Quebec
                                                                 Tulsa, Oklahoma 74135              Avenue,  Tulsa,
                                                                                                    Oklahoma 74135
=====================================================================================================================

 Five Percent or Greater Shareholders; Promotors; Underwriters; Legal Counsel;
                                and Affiliates:


=================================================================================================================================
       Name1                      Relationship2               Current Per            Residential            Business Address
                                                              Cent Stock              Address
                                                                Held 3
                                                              (Rounded)
---------------------------------------------------------------------------------------------------------------------------------
Mr. Lloyd T. Rochford             Director/Officer               50%                 See above                 See above

---------------------------------------------------------------------------------------------------------------------------------
Mr. Stanley McCabe                Director/Officer               50%                 See above                 See above

---------------------------------------------------------------------------------------------------------------------------------
Mr. Julian Jensen                 Attorney                        0%                 1453 Ute Drive          311 S. State #380
                                                                                     Salt Lake City,         Salt Lake City, Utah
                                                                                     Utah 84108              84111
=================================================================================================================================

         1   The only shareholders, at present, are the two directors as listed.

         2 Arena does not have any 5% shareholders, affiliates, underwriters or promoters-other than current directors. Legal counsel is not a shareholder and is not deemed by management to be affiliated.

         3 There are no current outstanding stock options or other sharehold rights.

See Biographical Information on Management under the Management Section.


                                      (iv)

                                TABLE OF CONTENTS


ITEM
NUMBER                                  DESCRIPTION                  PAGE
------                                  -----------                  ----

  1         Summary Information........................................ 1
  2         Risk Factors............................................... 3
  3         Dilution................................................... 6
  4         Plan of Distribution and Terms of Offering................. 7
  5         Use of Proceeds to Issuer.................................. 8
  6         Description of Business and Properties.....................10
  7         Description of Other Property..............................15
  8         Management's Discussion and Analysis of Financial
                Condition..............................................15
  9         Directors, Executive Officers & Significant Employees......16
  10        Remuneration of Directors & Officers.......................17
  11        Security Ownership of Management & Certain
                    Security Holders...................................19
  12        Interest of Management & Others in Certain Transactions....19
  13        Securities Being Offered...................................20
  14        Experts....................................................21
  15        Legal Proceedings..........................................21
  16        Changes in a Disagreement with Accountants.................21
  17        Indemnity of Officers and Directors........................21
            Glossary of Oil and Gas Terms..............................22


EXHIBITS

        Audited Financial Statements to the period ending August 31, 2000


                                       (v)

                             SUMMARY OF THE OFFERING
                             -----------------------

Terms of Offering:            This is a  minimum/maximum  offering.  We, as your
                              management,  will only determine that the offering
                              has been  subscribed  and closed when a minimum of
                              $200,000  of  gross  proceeds  has  been  received
                              within the offering  term of sixty days  (60/days)
                              from  the  date  appearing  on the  face  of  this
                              prospectus.   Based  upon  an  effective  date  of
                              October   1,  2000  this  would  mean  an  outside
                              offering  date of  December  1,  2000.  All  funds
                              received up to the minimum  offering  will be held
                              in  a  segregated   subscription  account  by  the
                              company,  until or unless the minimum  offering is
                              reached  within  the  subscription  term.  If  the
                              minimum   offering  is  not  reached  within  this
                              subscription  term,  all proceeds will be returned
                              to the investors in this offering within ten days,
                              without  interest or deduction  for costs.  We may
                              close the  offering  at any time after the minimum
                              offering  is  sold  within  the   offering   term.
                              However, if the maximum offering of $500,000 is reached, the offering will be closed when and if such amount is obtained. There is neither an obligation or prohibition placed upon officers, directors, affiliates or any related party buying shares to satisfy either the minimum or maximum offering. Further, there is no dollar limit on the amount of securities in this offering that may be purchased by the persons affiliated with Arena.
                              Any shares purchased by Arena affiliates will be restricted stock and must be held for investment purposes. All proceeds received after the minimum offering will be paid directly to Arena and may be used for the anticipated company purposes as received. Arena is selling 800,000 (min.) to 2,000,000 (max.) of its common voting stock in this offering at $0.25/share. There is no minimum subscription amount.

                              We also have a class of ten million preferred class "A" shares, none of which have been issued and none of which are currently being offered.

                              No allowances are made for the payment of commissions as we intend to sell the offering through our own management, a self-underwriting, without the payment of any third party commissions or fees. Should we not be successful in selling the offering, we may elect to amend this registration statement and prospectus to provide for the payment of commissions to any licensed third party underwriter or broker, at which time the amount of commissions would be described in the forepart of the prospectus. See Section on Terms of the Offering.

Oil & Gas Terminology:        Technical  terms  commonly used in the oil and gas
                              industry are generally attempted to be defined in the context of where employed in this prospectus.
                              There is also a glossary of such terms at the end.

Business:                     To  date,  we  have   acquired,   as  the  initial
                              principal  asset  of the  company,  a 40%  carried
                              working  interest  in an  existing  160  acre  gas
                              production  lease in  McIntosh  County,  Oklahoma,
                              (Spears  lease)  including a shut-in gas well.  In
                              addition,  we own the same  interest  in the Casey
                              Lease No. 1 and  Wallace  Lease No. 1, in Muskogee
                              County,  Oklahoma.  Both  the  Casey  and  Wallace
                              leases  are  also160  acres  each.  Under  current
                              spacing  regulations  one well can be completed in
                              each  lease.  A carried  working  interest in this
                              offering is a percentage  of  production  in which
                              the holder does not pay  drilling  and  completion
                              costs,   but  does   pay  a  pro  rata   share  of
                              operations. It should be noted that there is currently no production from any of the gas leases in which Arena has an interest. The completed gas well on the Spears lease is not in current production and is known as a shut-in. It is more particularly described under the Business and Property Sections of this Prospectus.

                              The shut-in well is intended to be put into production when the anticipated additional two wells are drilled and completed on the adjacent leases.

                              Arena reasonably anticipates revenue from future production of the Spears well, as well as the drilling and anticipated completion of two additional gas wells in the adjacent leases within the next six months.

                              Drilling, completion and potential revenues from these additional properties will most likely be contingent upon subsequent financing by Arena. Presently, on the existing leases, there is only potential gas production and it is not anticipated that there would be any oil production from the target formations. However, Arena reserves the right to employ offering proceeds for drilling or completion purposes or to acquire producing reserves, but does not presently intend to primarily engage in these types of acquisitions or drilling activities. These matters are more fully discussed under the Sections on Business and Properties.

Use of Proceeds:              We intend to use the proceeds of this offering, in
                              the  event  of  either  the   minimum  or  maximum
                              offering,  to acquire as yet  undesignated  proven
                              non-producing oil and gas properties,  most likely
                              within   the  State  of   Oklahoma,   for   future
                              development through drilling and completion. It is
                              not known,  nor  anticipated,  whether the oil and
                              gas  properties  to be  acquired  will be  carried
                              properties.  As a result,  the  company  will most
                              likely be  responsible  for  subsequently  raising
                              additional  financing for sufficient  drilling and
                              completion  funding for the  development  of these
                              properties outside the scope of this offering. See
                              Sections  on  Business,   Properties  and  Use  of
                              Proceeds.

Control & Ownership:          You should also  understand that even in the event
                              of the sale of the maximum offering, you and other
                              shareholders purchasing pursuant to this offering,
                              will hold only a  minority  interest  in Arena and
                              the  original   founders  and  shareholders   will
                              continue   to   maintain  a   majority   sharehold
                              interest.   Further,   you  will  have  no  direct
                              ownership or control over the properties to be acquired. While you will not be liable for costs or charges of operations, neither will you enjoy any direct distributions or tax benefits sometimes associated with an oil and gas program. See
                              Section on Risk Factors, Business and Properties, and Terms of the Offering.

Offering Price:               The offering price for shares in this registration
                              has been arbitrarily set by us and does not purport, in any way, to reflect the actual value of Arena or its assets. See Section on Terms of the Offering.

Cost of Offering:             We have  estimated  the cost of this
                              offering to be approximately $35,000 which amount should include registration fees, printing, legal, accounting and distribution costs.

No Commissions:               No   allowances   are  made  for  the  payment  of
                              commissions  as we  intend  to sell  the  offering
                              through our own management  without the payment of
                              any third party commissions or fees. Should we not
                              be  successful  in selling  the  offering,  we may
                              elect to amend  this  registration  statement  and
                              prospectus   to   provide   for  the   payment  of
                              commissions    to   any   licensed   third   party
                              underwriter or broker, at which time the amount of commissions would be described in the forepart of the prospectus. See Section on Terms of the Offering.

                                  RISK FACTORS
                                  ------------

         The following constitutes what we believe to be the risk factors in this offering. Each investor should also read the entire prospectus, as these various risk factors may be further discussed or illuminated by other sections of this prospectus.

         1- There is a present and future risk that your investment may not have value, because there have been only minimal revenues or production from properties presently held by Arena. You should understand that Arena presently owns a forty percent carried working interest in an approximate 160 acre mineral lease, known as the Spears lease, in McIntosh County, Oklahoma, as well as two other proximate carried drill sites in the adjacent leases. There is no current production from these existing leasehold properties acquired as the initial assets of the company. Arena has what is called a carried working interest in the Spears lease and the other two leases, such that it will not be in a position to control or direct the initiation or completion of additional wells, but would receive a forty percent working interest, after production costs, when and if additional well(s) are completed and a compressor is utilized to create potential production from the wells. Arena has been informed by the operator of the leases that two additional gas wells will be drilled and completed, if commercially productive, within the next six months and all three wells will be placed into production; however, Arena cannot warrant or guaranty such representations. Proceeds of this offering are primarily intended to be used to acquire additional potential production property, but there is no assurance that such production property can be acquired . In all events, the cost of drilling and completion of any potential future wells will most likely require subsequent funding by Arena before any revenues can be reasonably anticipated from future acquisitions. Management also reserves the right to participate in the drilling and completion of a well or wells with the proceeds of this offering; which endeavors, if undertaken, would entail other additional risks as described below.

         2- There is a particularly high risk of loss of your investment in an oil or gas drilling program. As indicated in the preceding risk factor, the company presently intends to use all or most of the proceeds in this offering to attempt to acquire other oil and gas properties for future development. The principal risks which may be encountered in the drilling and completion of oil and gas wells are summarized as follows:

              (a) The company may expend all its resources in drilling a dry hole, that is a well with no recoverable oil and/or gas reserves.

              (b) The Company may complete a well which appears to be economically productive, but finds that it cannot produce in sufficient quantities to justify continued operations.

              (c) A well may be completed as a commercial well, but have dramatic declines in production due to various unforseen factors such as a well collapse, flooding or unanticipated production declines.

              (d) Various unforeseen factors such as drilling or completion complications or difficult formations may greatly increase the anticipated cost of drilling and completing a well, thus rendering it uneconomic.

              (e) The price of oil and gas, as well as the costs of operations, can be very unstable and a commercial well may be rendered uneconomic by relatively small changes in the market price of oil or gas or increases in operating costs.

              (f) Charges for drilling and completion services and equipment are also very volatile and these potential increases in anticipated costs over a short period can render a proposed acquisition or drilling project non-commercial.

         3- Your investment is at risk to the extent Arena will be dependent upon a single gatherer to transport its product. At present Arena would be dependent upon a single gas line gatherer to transport its product from the leases. This dependence upon a single gatherer constitutes a marketing risk for any natural gas production, as well as the fair competitive pricing of any production.

         4- Investors should consider the risk to return of their investment when there will only be a limited amount of capital resources after this offering. We have intentionally limited the amount of money to be raised in this offering to help in efforts to close this offering as a self-underwriting by potential contacts of management and without the need to employ third party underwriters or broker dealers. As a result, the amount of capital being raised is marginal and may not be adequate to fully or sufficiently fund either the acquisition of intended oil and/or gas properties or participation in drilling and completion activities. The company may need to seek additional funds from commercial lenders or other sources from which it presently has no commitment or arrangements.

         5- You face a degree of additional risk in any start-up that is not a proven venture. This is a start-up enterprise without any extended operating history or record. No assurance can be made or given that the business concepts or endeavors will be viable, can be profitably pursued or that you, as investors in this offering, will receive any return on your investment.

         6- Current Shareholders, not you, will continue to control Arena after this offering. Even in the event that the maximum amount is sold in this offering, the original shareholders in Arena prior to this offering will continue to hold a 56.5% majority of the shares and thereby control the future of Arena in such important matters as type of business, compensation to management and other matters related to control of the corporation's Board of Directors.

         7- You may not have a trading market for your shares. As of the time of the anticipated effective date of this registration statement, there will not exist any publicly traded market for Arena's shares. Even after the completion of this offering, as a minimum or maximum offering, there can be no assurance that a publicly traded market will develop for the shares being sold to you in this offering. If we are not able to develop a public trading market for the shares, there may be limited liquidity of the shares and you may be forced to hold such shares for an indefinite period of time and to rely upon the uncertain prospects of "private"sales of your securities in order to have any type of a marketability or "exit strategy."

         8- No independent or objective standard was used to set the offering price of your shares. The offering price of the shares being sold in this offering were arbitrarily set by us and do not reflect any intrinsic value of Arena or its shares.

         9- If you invest, your shares will be worth less after the offering than what you paid for them. Because the initial shares in this corporation were issued to founders or other affiliated parties for assets accepted at a premium to the cash value you are paying for your shares; you, as a post organization investor in this offering, will suffer a "dilution" in the value of the shares you purchase in this offering - that is the reduction in value of your shares after the offering compared to the price of the shares being purchased in the offering. See Dilution Section. Moreover, the initial valuation of assets for shares was not determined by an arms length transaction. See Certain Transactions with Management.

        10- The success of the company and your investment are subject to the risk that prices for oil and gas production are very volatile. You should understand that the pricing for oil and gas production can change very rapidly over short periods of time and profit projections or revenue expectations based on current pricing can rapidly diminish.

        11- You should note that a significant portion of the offering proceeds are being used to pay offering and operating costs. The cost of the offering constitutes a substantial portion of the proceeds of this offering, up to 17.5% in the event only the minimum offering is sold. As a result, you should understand that [a significant portion] of the proceeds being raised will be used to pay the cost of this offering [and general operating costs,] rather than being employed for actual oil and gas acquisition or drilling purposes. We anticipated this consequence as a result of our efforts to maintain a limited offering size. See Use of Proceeds, Description of Business and Terms of the Offering sections.

        12- Your investment in a start-up is at risk for unforseen or excessive costs. As a start-up company, there may be cost overruns or other unforseen problems that develop that were not known or anticipated at the time of this offering and which may impede the opportunity for return of your investment, or even the continued commercial operations of Arena. [Additionally, in oil and gas programs there may be substantial unanticipated costs related to the continued operation of a well or wells ranging from routine maintenance to major workovers.]

        13- Your investment return in this offering is highly dependent upon Arena obtaining subsequent financing. As presently anticipated, Arena would need to obtain substantial subsequent financing to have funds available for drilling and completion of wells from oil or gas leases anticipated to be acquired from the proceeds of this offering.

        14- There is a risk to the company and to you as an investor arising from the fact that management has no employment commitment. In this offering, management has no long term or contractual employment commitment to Arena. The departure of one or both current members of management could have an immediate and adverse impact on the viability of Arena.

        15- There are potential conflicts of interest which may be adverse to your interest as a shareholder. Both of the principals in Arena, Mr. Rochford and Mr. McCabe, intend to continue with individual oil and gas acquisition and consulting endeavors. As a result, there may arise certain potential conflicts of interest such as the duty of a corporate officer to make applicable business opportunities available to his affiliated corporation in contrast to his individual interests. Additionally, the commitment to "carry" drilling and completion costs on the Wallace and Casey leases is a personal undertaking of Messrs., Rochford, and McCabe. As a result, the carried working interest is fully dependent upon their personal ability to pay these anticipated future costs or otherwise arrange for payment. While the company believes various undertakings have substantially eliminated this risk, you should review the Section Certain Transactions with Management.

        16- Your investment could be adversely affected by environmental Risks and Government Regulation. There are significant environmental risks and potential liabilities, as well as governmental regulation, which could adversely affect your investment. Historically, the oil and gas industry has been subject to significant risks of potential liability arising from environmental risks such as oil spills, land and water contamination, fires, blow-outs and related environmental damages. Litigation or administrative actions related to such risks could reduce or eliminate any profits to Arena or lead to its economic demise. In all events, the cost of environmental compliance is usually a significant cost factor to an oil and gas company. In addition to environmental regulation, an oil and gas venture is subject to significant transportation, well spacing, engineering, pricing, safety, tax and other regulations by various government agencies.

                                    DILUTION
                                    --------

        Dilution is a term which normally defines the reduction in value per share which occurs to the investor in certain offerings compared to the purchase price of those shares. By way of specific illustration, an investor in this offering is paying $0.25 per share. It is estimated that the net worth per share after the completion of the maximum offering will only be $ 0.12 per share. Therefore, each investor in this offering will suffer an immediate dilution to his investment of $0.13 per share or 52% in the maximum offering; and $0.17 per share or 68 % in the minimum offering. These dilution factors are illustrated in the following graphical representations.

     Minimum offering                              Maximum Offering
--------------------------------------------------------------------------------------------------
     Value Subscription     Value share after      Value Subscription            Value share after
     $0.25/share            offering               $0.25/share                   offering
     100%                   $0.08/share            100%                          $0.12 /share
                             (Rounded)                                           (Rounded)

                            Dilution 68%                                         Dilution52%
                            $0.17/Share                                          $0.13/Share
--------------------------------------------------------------------------------------------------

(GRAPHICS OMITTED)


        In this offering dilution primarily arises because the original founders who organized the corporation took shares for oil and gas properties which must generally be valued at predecessor costs. As a result, after the initial funding, there was little significant accountable net worth in the company. You, as an investor, will contribute essentially all of the working capital.

                 PLAN OF DISTRIBUTION AND TERMS OF THE OFFERING
                 ----------------------------------------------

        Arena does not intend to employ the services of any underwriter or other broker/dealer to place or sell its securities. Arena believes it can place the limited amount of securities being offered by this registration through the efforts of its own management group who will not be paid any consideration, commission or other compensation for their selling and placement efforts. Consequently, no provisions for commissions have been provided for in this prospectus. Should management determine, at any time, that it is necessary to sell this offering through the use of commissions to an underwriter, management will reserve the right to amend the registration and prospectus to reflect any such commission arrangements and to continue with the offering in accordance with all other terms and provisions.

        It is anticipated that Mr. Rochford and Mr. McCabe will be primarily responsible for the efforts to sell the Arena stock pursuant to this offering to various business contacts and acquaintances through delivery of this prospectus. No assurance of success can be given and management will only engage in these efforts as they deem necessary. Obviously, there is an indirect benefit to management, as principal shareholders, if the shares are sold in this offering as the management shareholders would most likely realize an increase in the value of their shares and potentially an active market for their shares.

        The costs of this offering are estimated at $35,000, and include legal, accounting, filing or permit fees, printing and related distribution costs. These amounts are estimates but are believed reasonably accurate for the intended size of the offering. As noted under the Risk Factors and Use of Proceeds Sections, payment of these estimated offering costs will expend a significant portion of both the minimum or maximum offering. This will limit the amount of net proceeds available for actual business purposes.

        Proceeds of the offering, up to the minimum amount, will be placed in a segregated subscription account under control of Arena and will not be employed for any business purposes of the company until or unless the minimum offering is sold within the offering term of 60 days from the date appearing on the face of this prospectus. If the minimum offering is not fully sold and collected within such offering period, then the offering will be terminated and all proceeds will be returned without deduction for costs or addition of any interest. Arena will obtain an address from each subscriber and will return all proceeds within ten days of the termination of the offering to that address. Any interest earned on the subscription account will be employed by Arena to pay for anticipated offering costs and return of subscription proceeds to investors.

        In the event of the close of the minimum offering, Arena will employ any additional proceeds of this offering upon receipt without further utilizing the subscription account.

        Arena reserves the right to close the offering at any time within the offering term of 60 days whenever the minimum offering proceeds have been received in the subscription account, even if less than the maximum offering has been sold. Factors which may influence Arena's decision to close the offering would be the effort required to continue sales and the rate at which subscriptions were obtained up to the minimum offering. In all events, the company will not sell more than the maximum offering and will close the offering at any time that the maximum amount has been sold. The Use of Proceeds Section reflects Arena's best present estimate of the use of proceeds in the event of either the minimum or maximum offering amount being received. The offering most likely will be closed at some point between the minimum and maximum and the use of proceeds will be adjusted accordingly, though no assurance is given or represented that such adjustment will be exactly pro rata to the percentage difference between the minimum and maximum offering.

        It is intended the offering will be sold primarily to citizens of the States of California, Florida, Illinois, Nevada, New York and Texas. Arena intends to qualify this offering in one or more of these states as a registration by coordination. That is, Arena will be deemed to be qualified as a registered offering in these jurisdictions upon clearance of this registration with the SEC and a notice type filing in the appropriate state. If the offering is offered or sold in other jurisdictions, the offering must be registered or qualified under the applicable state law of that jurisdiction. Arena does not intend to register this offering in the foregoing or any other jurisdiction for sale unless such registration can primarily be achieved by coordination without the necessity of merit review or substantial additional disclosure requirements. However, should Arena elect to sell in any jurisdiction that imposes any additional disclosure requirements, they will be included in this offering as a supplemental disclosure.

        Also, as previously noted, Arena has not secured a commitment to list or trade the securities being registered through any broker/dealer and there is no present assurance that a public market will exist for the securities even in the event of a successful completion of this offering. Each prospective investor should consider the potential lack of a public market as a significant risk factor. Management will work to obtain the listing of the securities after this offering by one or more broker/dealers, but can give no warranty or assurance that they will be successful in such efforts.

        No shares of current management or original shareholders are being registered pursuant to this offering and no intent or obligation exists by Arena to currently register issued shares in any manner.

                            ESTIMATED USE OF PROCEEDS
                            -------------------------

        We have set-out in the following tabular format the intended use of proceeds based upon the sale of either the minimum or maximum offering. As previously advised, each prospective investor should be aware that the offering may be closed at some point between the minimum and maximum offering and there would be some allocation of the use of proceeds between the two tables, though management is under no requirement to exactly complete a mathematical pro ration on the use of proceeds.

        You are advised that management may alter or change the use of proceeds in the exercise of sound business discretion after the completion of the offering and the following should be viewed only as an outline of the present intended use of proceeds.

Minimum Offering: $200,000

================================================================================
   General Description of Intended Expenditure    Dollar Amount    Percentage of
                                                                        Offering
                                                                       (Rounded)
--------------------------------------------------------------------------------
1. Estimated costs of offering                       $35,000             17.5%
--------------------------------------------------------------------------------
2. Estimated overhead expenses (six months)          $20,000              10%
--------------------------------------------------------------------------------
3. Funds committed to acquiring oil and/or gas      $130,000              65%
    properties1
--------------------------------------------------------------------------------
4. Funds reserved for subsequent financing           $15,000              7.5%
    expenses.
--------------------------------------------------------------------------------
Totals                                              $200,000              100%
================================================================================

Maximum Offering: $500,000

================================================================================
   General Description of Intended Expenditure    Dollar Amount    Percentage of
                                                                        Offering
                                                                       (Rounded)
--------------------------------------------------------------------------------
1. Estimated costs of offering                       $35,000               7%
--------------------------------------------------------------------------------
2. Estimated overhead expenses (six months)          $20,000               4%
--------------------------------------------------------------------------------
3. Funds committed to acquiring oil and/or gas      $430,000              86%
    properties1
--------------------------------------------------------------------------------
4. Funds reserved for subsequent financing           $15,000               3%
    expense
--------------------------------------------------------------------------------
Totals                                              $500,000             100%
================================================================================

        1 While the company presently intends to use the "working portion" of net offering proceeds for anticipated acquisitions of non-carried proven developmental reserves; it may, alternatively, use these proceeds for drilling or completion activities or acquiring existing production.

        Arena has reserved and allocated approximately $20,000 of the net proceeds of the Offering for operational costs. The operational costs are allocated to cover the minimum costs of operations of Arena for an estimated period of six months. Included within the operational costs are payments of rent, utilities, and other overhead. No salaries will be paid. Present management will continue to serve the company on a full-time basis with compensation deferred until revenues are available, if at all, to pay salaries. It is not anticipated that there will be any other full-time salaried officers or employees during this initial start-up phase, unless revenues are generated sufficient to justify payment of salaries to other employees.

        It is anticipated that revenues will be sufficient to cover operating expenses after the first six months of operations, though no assurance or warranty of this projection can be made. We may elect to use additional offering proceeds for continuing operations beyond the initial six month term in the exercise of sound business discretion, if so required. In all events, the use of proceeds of the offering to pay operational costs will necessarily reduce the amount of proceeds of the offering available for actual production acquisition or potential drilling and completion of wells. Each prospective investor should understand that there is a risk factor in investing in a start-up entity in that a substantial amount of the offering proceeds may be used for operational costs at a time when the company does not have sufficient revenues to pay for such costs.

        There is no assurance that any of the estimated use of proceeds for the specific business purposes outlined above will be sufficient to adequately fund the costs of operations and start up expenses.

        We, as management of Arena, may decide in the exercise of our business judgment that some or all of the proceeds of this offering could most profitably be used to participate in drilling and completion of one or more oil or gas wells in presently undesignated properties to be acquired. Alternatively, some or all of the proceeds may be used to acquire existing production properties. These determinations cannot be presently made and are contingent upon such variables as the price of oil or natural gas at the completion of the offering; the availability of participation opportunities in other wells to be drilled or completed; the availability of drilling and completion equipment and services and the going rates for such equipment and services.

        Based on Arena's primary intent to use the net operating proceeds of this offering to acquire new oil and gas interests for future drilling and completion operations, there is a potential risk factor that if the company is not successful in arranging subsequent financing, it may not have adequate funds to complete any proposed drilling and completion of wells on acquired properties. Secondly, the drilling and completion of wells is a high risk venture, as previously described, even if sufficient funds are raised by Arena.

        Arena cannot direct drilling, completion or workover on the existing leasehold properties. As a result, future revenues are contingent upon whether third party owners of the existing leases determine to move forward with drilling and completion operations and a workover of the existing well on the Spears lease. Arena has been assured, but cannot warrant, that drilling and completion of two additional gas wells on the Casey and Wallace leases and operation of the third well on the Spears lease will occur in the next six months. Arena, as a carried interest owner, would not have to participate in such drilling, completion costs or workover, but would be required to use some of the proceeds of this offering to pay for ongoing operational costs of the anticipated well or wells until self sustaining. In all events, it is anticipated that a compressor would be required to be placed on the existing Spears lease to service all three potential wells if additional wells are drilled and completed and brought on line.

        Arena intends to devote most of its efforts to acquiring, drilling, and completing natural gas wells as opposed to oil production. However, no firm commitment or undertaking is made that the company may not act upon opportunities to participate in properties primarily acquired for production of crude oil.

                     DESCRIPTION OF BUSINESS AND PROPERTIES
                     --------------------------------------

GENERAL DESCRIPTION OF PROPERTIES AND OPERATIONS

        Arena Resources, Inc. was incorporated on August 31, 2000 as a Nevada corporation. The company was concurrently organized by its two principal shareholders, Mr. Lloyd T. Rochford and Mr. Stanley McCabe, who jointly and equally contributed the existing non-producing proven natural gas properties to Arena for their sharehold interest. Each received one million, three hundred thousand common shares (1,300,000/shares) of Arena for the gas properties, which are more particularly described in this Prospectus and as part of the audited financial statements attached and incorporated in this Prospectus.

        As an accounting matter, the contributed properties are deemed to have been acquired in March, 2000 by Mr. McCabe and Mr. Rochford acting as a joint venture and subsequently contributed to Arena in September, 2000. As a result, the accounting basis for the properties is valued from the date of initial acquisition by the partnership and the limited production reflected in the financial statements is for this predecessor entity.

        As has been previously noted, there is no current production from the Arena forty percent carried working interest in the Spears lease presently contributed, nor from the two additional carried drill sites in Muskogee County, Oklahoma. There was minimal production from the well on the Spears lease (approximately $2,000 to the predecessor venture), but this well was shut-in at the time of acquisition by Arena. It is presently anticipated that all workovers on the Spears lease, as well as completion of the two additional adjacent drill sites, would produce, if the wells are commercial, natural gas production and not crude oil production. Arena intends to currently emphasize natural gas production, but will buy oil producing properties if economically advantageous. It is further noted that sometimes wells drilled and completed primarily for anticipated natural gas production also produce commercial quantities of crude oil, and oil wells usually produce natural gas, often in recoverable quantities.

        In the existing Spears lease, the company has a forty percent carried working interest. This means that Arena has a forty percent interest in total production after it pays its pro rata share (forty percent) of operating costs, but before royalty payments to the mineral interest owner. The company estimates its net revenue interest, which it retains after the payment of royalty interest, would be approximately thirty percent. Because the interest of Arena is "carried," Arena is not required to pay any of the workover costs on the Spears lease or the drilling and completion costs on the adjacent Casey and Wallace leases. However, it does not have the authority or legal capacity to direct the drilling and completion of additional wells and must rely on third party determination as to drilling. Further, Arena has no contractual basis to enforce the undertaking of Mr. McCabe and Mr. Rochford to carry the contributed properties.

        There is one existing natural gas well on the Spears lease which is currently shut-in, that is it is not presently in production. It is anticipated that the owner of the lease intends to reactivate this existing gas well upon the drilling and completion of one or more additional commercial wells on the adjacent leases and the installation of a compressor unit for production purposes. Arena has been informed, but cannot warrant, that all three wells will be on line within the next six months from the date of this Prospectus. Arena would then be required to participate in the cost of the compressor and other equipment directly related to production after drilling and completion of any additional wells, or the workover of the existing Spears well. Initially the company has been informed that its pro rata costs of participating in the compressor and initial production costs would be approximately $1,000 per month for the three anticipated wells.

        It is not possible to presently estimate other anticipated production costs for the existing well, or other gas wells to be drilled on the additional adjacent leases. Historically, commercial gas wells in this area drilled to the anticipated formation depth of approximately 2,000 feet have not required significant operating expenditures and have usually been positive net revenue producers from the time of completion. The principal gas production formations on the Spears and adjacent leases would be the Atoka and Booch formations. The current approximate drilling and completion cost of a gas well to these formations would be approximately $134,000 for all three wells.

        Until and unless the existing well or other wells are brought online, Arena will not have any revenues from its present reserves or anticipated reserves.

        As generally noted above, the present intent of Arena is to use the proceeds of this offering, if sold and closed, to acquire additional proven reserves with drill site locations. However, Arena may elect to use proceeds, in the exercise of sound business discretion by management, to acquire working interests, whether "carried" or "uncarried," in new currently producing properties. Further, if appropriate opportunities avail themselves, Arena reserves the right to engage in drilling and completion participation in proven reserves. Each investor should understand that the exact allocation of proceeds between these various alternatives is not presently determined by management and will not be determined until after the close of the offering and will depend on various market factors and availability of properties or other drilling and completion opportunities, as well as the amount of net proceeds of this offering. Further, no assurance can be given in any manner that the company will be successful in subsequent efforts to raise additional capital for anticipated drilling and completion or acquisition of production properties.

        In this program, each investor needs to understand that the investor will be a shareholder in Arena and not a direct participant in the oil or gas properties acquired or to be acquired. As a result, investors will be relying fully upon management of Arena to select properties and to pay all operating costs. There will be no assessments, though the success of Arena depends on its ability to pay anticipated costs.

REVENUES, COSTS AND TAXES

        All revenues, if any, and costs will be accrued as income or costs to Arena not to you as a shareholder. Your expectation of return of investment will be directly linked to the success of Arena, not directly to the anticipated production. In like manner, typical anticipated tax benefits in an oil or gas program such as write-offs for drilling and completion costs and percentage or cost depletion will accrue directly to Arena and not to you as an investor. Each investor is encouraged to discuss potential tax aspects of investing with the investor's own tax advisor prior to investing. In all events, this investment should not be considered a tax advantage or deferral investment.

OPERATING AGREEMENT

        The day-to-day operations of the leases is governed by an operating agreement between the owner/operator of the leases and Arena and others as the non-operators. The operator is charged with day-to-day operations, as well as making drilling and completion decisions, but subject to the pro rata financial participation by the non-operations, such as Arena.

GATHERER AND PURCHASER

        Gas produced in the lease areas is gathered in the field by a gathering/transport company which charges a transportation charge to deliver the gas to a principal pipeline purchaser. The present gatherer available is Enogex. The current net price paid is approximately $3.50 to $4.25 per thousand cubic feet (MCF). The gas is currently purchased by ONEOK Energy Marketing and Trading Company LP, ("ONEOK").

RESERVE ESTIMATES

        The following table summarizes the existing net gas properties held by Arena showing both estimated proven developed and proven non-developed reserves with estimated recoverable natural gas revenues from those reserves expressed in increments of a thousand cubic feet (MCF):

==========================================================================================================
Current                                 Current Proven                          Estimated Net Cash Flow At
Proven Developed Reserves               Undeveloped Reserves                    Current Prices Discounted
                                                                                at 10% to Present Value
----------------------------------------------------------------------------------------------------------
60,034 MCF                              418,229 MCF                             $1,096,866
==========================================================================================================

        Another common method by which oil and gas companies production potential is expressed is to compare the interests which an oil and gas production company has in existing wells, regardless of how small that interest may be, by designating each such interest as a gross well and then to aggregate that percentage of interest in the various "gross wells" until a total percentage is derived up to one hundred percent of interest in a comparable well, which is described as a net well. Using this analysis, the company presently has an interest in one "gross well" and a thirty percent "net well" interest as its net revenue interest in the one well would be thirty percent. By comparison, if a company had a thirty percent net revenue interest in three gross wells, then it would have a ninety percent net well.

        The independent mineral report upon which the foregoing analysis of existing interest is derived has not been attached as an exhibit to this Prospectus, but has been filed as part of the Audited Financial Statement and these registration materials. Arena does not warrant or guarantee the accuracy or completeness of the results contained in such independent reserve report prepared for the company, and any such mineral report should be considered as an estimate rather than an actual determination of recoverable and potential reserves.

COMPETITIVE FACTORS

        Current competitive factors in the domestic oil and gas industry are unique. The actual price range of natural gas and crude oil is largely established by major international producers. Because domestic demand for oil and gas exceeds supply, there is little risk that all current production will not be sold at relatively fixed prices. To this extent the company does not see itself as directly competitive with other producers, nor is there any significant risk that the company could not sell all production at current prices with a reasonable profit margin. The risk of domestic overproduction at current prices is almost nil. The primary competitive risks would come from falling international prices which could render current production uneconomical.

        Secondarily, Arena is presently committed to use the services of the existing gatherer in its present areas of anticipated production. This gives to such gatherer certain short term monopolistic powers to set gathering and transportation costs, because obtaining the services of an alternative gathering company would require substantial additional costs.

        It is also significant that more favorable prices can usually be negotiated for larger quantities of oil and/or gas product, such that Arena views itself to have a price disadvantage to larger producers.

PRINCIPAL PRODUCT GATHERER AND CURRENT PRICE

        While the company currently does not have any existing production, it is anticipated that there will be future production from the existing leasehold interests, as well as future interests. At present, most of the area in which the company intends to operate is served by one gas gatherer known as Enogex. Enogex is what is typically known as a "gatherer" which runs pipe line in production areas, gathers the various natural gas production after metering and testing, and enters the gas under pressure into its main pipe line to be shipped to a principal pipe line company. The current net price of natural gas in the area ranges from $3.50 to $4.25 per MCF.

NUMBER OF PERSONS EMPLOYED

        At present, both Mr. Lloyd T. Rochford and Mr. Stanley McCabe actively engage in management for the company. Mr. Rochford presently serves the company on a full-time basis as its President and CEO. Mr. McCabe is the CFO, Secretary and Treasurer on a full-time basis. Both Mr. Rochford and Mr. McCabe are currently primarily involved in start-up and promotional efforts. Mr. Rochford and Mr. McCabe do not receive any direct compensation. The company has determined to pay Mr. Rochford and Mr. McCabe for their executive services on a deferred basis. The company has indicated to each of these individuals that it will compensate them for a reasonable expenditure of time related to the start-up of the company. It is not presently determined if this deferred compensation will be in the form of cash, stock or some combination of cash and stock. No actual compensation has been determined or paid to management and the parties have simply agreed to negotiate the deferred compensation on a good faith basis in the future and subsequent to the completion of this initial public offering.

        Arena has agreed to pay general costs such as travel and communications, directly related to the organizational and selling efforts of Mr. Rochford and Mr. McCabe in organizing the company and engaging experts and other efforts required to complete this initial public offering of its securities.

        Arena intends to extend to Mr. Rochford and Mr. McCabe full-time salary compensation in the event that revenues are subsequently generated in sufficient amount to continue their services on a full-time basis. No proceeds of this offering will be used to pay compensation to either. Until such time as such revenues are realized in sufficient quantities to pay regular compensation, the two officers designated above have indicated a willingness to continue on a full-time basis to serve the company indefinitely. However, it should be realized that the company has no fixed compensation contract with either party and either party could terminate services to the company at any time.

        In the event that Arena realizes subsequent revenues, it may also retain such other employees or experts on a full or part-time basis as it deems appropriate. It is presently intended that the company may employ the services of a CFO, office manager, field geologist and well completion supervisor. The geologist and well completion supervisor may be retained on either a part-time salary or independent contract basis as Arena would subsequently deem most appropriate in the future. Arena would also probably consider hiring a full-time secretary as the development of Arena would justify, along with other as yet undetermined office workers or personnel.

ENVIRONMENTAL COMPLIANCE

        Oil and gas production is a highly regulated commercial activity which is subject to significant environmental and conservation regulations both on a federal and state level. Historically, most of the environmental regulation of oil and gas production has been left to state regulatory boards or agencies in those jurisdictions where there is significant gas and oil production with limited direct regulation by such federal agencies as the Environmental Protection Agency. However, while the company believes this generally to be the case for its intended production activities in Oklahoma, it should be noted that there are various Environmental Protection Agency regulations which would govern spills or uncontrolled emissions. Moreover, there are specific oil and gas regulations related to the drilling, completion, disposal of oil, as well as procedures incident to the plugging and abandonment of dry holes or other non-operational wells.

        Compliance with these regulations will constitute a significant cost and effort to the company. Arena does not presently know of any environmental demands, claims, or adverse actions, litigation or administrative proceedings in which it or the acquired properties are involved relevant to or arising out of its predecessor operations.

                          DESCRIPTION OF OTHER PROPERTY
                          -----------------------------

        In addition to the aforedescribed oil and gas properties, Arena has a rental office, equipment and facilities. At present, it leases office space at 4920 South Lewis, Suite 107, Tulsa, Oklahoma. As of October 1, 2000, this lease consists of approximately 671square feet of office space and is leased by the company on a one year lease for $ 460.00 per month including all standard office equipment and furnishings, including its telephone system.

        The present facilities are believed adequate for the initial operation of Arena after the completion of this offering.

        Arena does not presently own any oil or gas production equipment such a pump jacks, pipe or compressors.

           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
           -----------------------------------------------------------

        Arena, exclusive of very limited predecessor production, does not have any revenues or net income to date. Its anticipation of future revenues is contingent upon various factors previously discussed. In particular, it is not anticipated that Arena would realize any significant revenues or income from oil and gas properties to be acquired with proceeds of this offering unless it arranges additional financing to create drilling and completion funding for the company. As a result, the success of this offering is also partially dependent upon the subsequent success of additional financing being raised, which factor constitutes a significant additional risk of investment in this offering.

        A very limited amount of production revenues are reflected in the Financial Statements due to the production by the predecessor venture consisting of Mr. McCabe and Mr. Rochford from the period of acquisition in March, 2000 until contribution to Arena in September, 2000. In like manner, the predecessor cost basis of the leases is established from the March Acquisition date.

        It should also be noted that the valuation of the oil and gas reserves placed into the company by management for shares were based upon a discounted current estimated market value through a reserve report, even though such properties are valued for accounting purposes on a predecessor cost basis. This valuation is more fully discussed under the auditor's footnotes in the attached and incorporated audited financial statements. It is difficult to actually value the present assets placed into the company, notwithstanding the existence of an independent petroleum reserve report. These reports should be considered, however, only as estimates of potential value and recoverable reserves and not as an assurance and warranty that the company will realize either cash flow or gains from those resources, even assuming maximum sustained production.

         The initial capital being raised in this offering is marginal for the primary purpose of obtaining additional proven developmental reserves. In short, Arena may expend all of the net proceeds available from this registration and not acquire sufficient oil and gas properties to justify sustained economic production in the future, even allowing for receipt of sufficient drilling and completion funding from any subsequent financing efforts.

         In this offering, investors are assuming the risk that there is no present revenue, that the economic viability of the company is partially dependent upon subsequent financing which cannot be warranted, and that even if subsequent financing is obtained there may not be sufficient funds to adequately develop or operate oil and gas properties in sufficient amounts or quantities to justify an economic return to investors. Moreover, there is always the risk that oil and gas prices could adversely change in a dramatic fashion independently of any efforts or control by Arena. Finally, there is the ongoing risk and concern that costs of operations, as well as drilling and completion risks, may substantially exceed any present estimates and render such future anticipated economic endeavors as unsuccessful.

             DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES
             -------------------------------------------------------

         Following this table is a brief biographical description for each of the management principals with a brief description of their business experience and present relationship to Arena, together with all required relevant disclosures for the past five years. Following the biographical information for the directors and officers is a remuneration table showing current compensation and following this table is a security ownership table showing security ownership of the principal officers and directors, as well as those holding five percent (5%) or more of the issued and outstanding stock.


======================================================================================================
         NAME                                  POSITION                            CURRENT TERM OF
                                                                                        OFFICE
------------------------------------------------------------------------------------------------------
Mr.Lloyd "Tim" Rochford                Director/CEO/ President          Appointed in Organizational
                                                                        Minutes - September, 2000.
                                                                        Will serve as director until
                                                                        first annual meeting, not yet
                                                                        set.  Will serve as an officer
                                                                        without term/contract
                                                                        pursuant to leave of the
                                                                        Board of Directors on
                                                                        deferred compensation basis.
------------------------------------------------------------------------------------------------------
Mr. Stanley McCabe                 Director/Treasurer/Secretary         Appointed  in   Organizational
                                        CFO/Accounting Officer          Will   Minutes  -   September,
                                                                        2000.  serve as Director until
                                                                        first annual meeting,  not yet
                                                                        set.  Will serve as an officer
                                                                        without term/contract pursuant
                                                                        to  leave  of  the   Board  of
                                                                        Directors      on     deferred
                                                                        compensation basis.
------------------------------------------------------------------------------------------------------
Mr. Charles Crawford                          Director                  Appointed in Organizational
                                                                        Minutes - September, 2000.
                                                                        Will serve as Director until
                                                                        first annual meeting, not yet
                                                                        set.
======================================================================================================


BIOGRAPHICALS

MR. LLOYD "TIM" ROCHFORD - DIRECTOR , CEO/PRESIDENT
Age: 54

         Mr. Rochford has been active as an individual consultant and entrepreneur in the oil and gas industry since 1973. In this capacity, he has primarily been engaged in the organization and funding of private oil and gas drilling and completion projects and ventures within the mid continent region of the United States. Mr. Rochford continues to be active on an independent basis in oil and gas consulting, funding, and prospect origination.

         In 1989 Mr. Rochford was co-founder, director and CEO of a small public company known as Magnum Petroleum, Inc. ("Magnum") which was listed on the American Stock Exchange. Subsequently, Magnum acquired Hunter Resources, Inc. in 1995. Mr. Rochford served as Chairman of the Board of the combined companies from 1995 - 1997. Since 1997, Mr. Rochford has primarily devoted his time and efforts to individual oil and gas acquisition and development prior to his commitment to participate in Arena Resources. In 1982, Mr. Rochford was co-founder of Dana Niguel Bank, a publicly held California bank operation and served as a director until 1994. Mr. Rochford currently serves as a director for E-Vantage Solutions, Inc., a public company and New Systems, Inc., a public company.

         Mr. Rochford attended various college level courses in business from 1967-1970 in California.

MR. STANLEY McCABE  - DIRECTOR/SECRETARY/TREASURER/CFO
ACCOUNTING OFFICER
Age: 68

         From 1979 to 1995, Mr. McCabe was involved in Stanton Energy, Inc., a Tulsa, Oklahoma natural resource company specializing in contract drilling and operation of oil and gas wells. From 1990 to 1995, he was Chairman and CEO of that company. In 1990, Mr. McCabe also became a co- founder and subsequent officer and director of Magnum Petroleum, Inc., along with Mr. Rochford as previously discussed. Subsequently, Mr. McCabe served as a director of Magnum Hunter Resources, Inc., until 1996. Since 1996, Mr. McCabe has been involved as an independent investor and developer of oil and other natural resource companies.

         Mr. McCabe attended college courses at the University of Maryland, primarily in business in 1961-1962.

MR. CHARLES CRAWFORD - DIRECTOR
Age: 48

         For the past twenty-five years Mr. Crawford has served as an independent oil and gas exploration consultant to various private and public oil and gas companies within the United States. He has acted as a consultant to such firms as Texaco Corporation, Phillips Petroleum, Mid-Continent and Energy as well as other regional and national companies primarily acting in the mid-continent area.

         Mr. Crawford is not presently affiliated with any private or public companies other that his participation on the Board of Directors with Arena.

         Mr. Crawford received a Masters Degree in Geology from Miami University of Ohio, in 1976. Mr. Crawford will serve the company on an as needed basis as an outside Director.

         Further, it is anticipated that if Arena is successful in generating revenues, it will attempt to hire one or more other officers and employees to supply administrative and marketing services. As a result, the following chart only includes the current management, with reservation of salaries to other officers pending revenues.

                               COMPENSATION CHART

======================================================================================================
           POSITION NAME OF               CAPACITY IN WHICH                      AGGREGATE
             INDIVIDUAL OR                REMUNERATION WILL                     REMUNERATION
           IDENTITY OF GROUP                 BE RECEIVED

------------------------------------------------------------------------------------------------------
All executive officers as a group             President                No  present  salary.  Officers
                                                 and                   will  be   compensated   on  a
                                            Other Officers             reasonable  to  be  negotiated
                                                                       basis when and if revenues are
                                                                       obtained.
======================================================================================================

             SHARES OWNED BY MANAGEMENT AND CERTAIN SECURITY HOLDERS
             -------------------------------------------------------

         The following table includes all shares issued to a director, officer or 5% or greater shareholder. There are no created or issued stock options or other stock rights in Arena at the present time:

=======================================================================================================================
   Title or Class           Name of Owner              Amount             Amount          Percent of        Percent of
                                                       owned              owned          Class Before       Class After
                                                     before the         after the          Offering            Max.
                                                      Offering          Offering1         (Rounded)          Offering
                                                                                                             (Rounded)
-----------------------------------------------------------------------------------------------------------------------
    Common Stock          Lloyd T. Rochford          1,300,000             same              50%                28%
-----------------------------------------------------------------------------------------------------------------------
    Common Stock            Stanley McCabe           1,300,000             same              50%                28%
-----------------------------------------------------------------------------------------------------------------------
    Common Stock        All Officers/Directors       2,600,000             same              100%               56%
                              as a Group
=======================================================================================================================

    1 Assumes management does not purchase shares in the offering.

         There are no other shareholders which own any of the outstanding stock prior to the offering. Further, the company has not issued or adopted any form of warrants or option rights or any plan for options or warrants. It is anticipated that in the event of the successful completion of this offering, the board of directors may authorize and approve a standard incentive stock option plan.

            INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS
            ---------------------------------------------------------

         There are certain transactions related to Arena and this offering which are not deemed to be "arms-length" transactions. That is, the parties on both sides of the contract or agreement have substantial relationships or common interests. All such material transactions are believed to be disclosed in this section:

         1. The initial capital assets contributed to Arena were supplied by the two principal existing shareholders of the company. In contributing these assets there was no independent Board of Directors or shareholders to determine the reasonable valuation of such oil and gas properties for the sharehold interest obtained by the founders and initial shareholders. Each investor in this offering should consider as a potential risk factor the lack of independent valuation and review of the assets contributed by the principal shareholders for their relative sharehold interest. In all events, such contribution to the corporation cannot be considered an independent or arms-length transaction. In like manner, the two initial shareholders will most likely be in a position, even after the completion of this offering, to determine their initial salaries and any amount of deferred compensation and these actions will not constitute an independent transaction and should be considered as a potential risk factor.

         2. Each investor in the offering should consider, even if the total offering is sold, the prior management group, as described above, will continue in control and will essentially be in a position to dictate salaries, distributions, and other interests as to all shareholders. While there is a general common law or statutory obligation placed upon management of Arena to act in the best interest of all shareholders, each investor in this offering should consider that their minority shareholder status imposes a certain risk of not being in a position to influence or affect the direction of the company.

         3. There exists a potential conflict that both Mr. Rochford and Mr. McCabe will continue to pursue individually various oil and gas interests for their accounts. As officers and directors, Mr. Rochford and Mr. McCabe have a fiduciary duty to make appropriate oil and gas opportunities first available to Arena. As a result, a certain potential conflict exists between their pursuit of individual oil and gas interests and the duty owed to Arena. It is believed this potential conflict is resolved through the understanding of this issue by current management and their undertakings to make all appropriate and feasible oil or gas opportunities first available to the company. However, each prospective investor should consider such potential conflict as a risk factor. Further, Mr. Rochford and Mr. McCabe have individually undertaken to carry the drilling and completion costs on the two drill sites in the Casey No. 1 and the Wallace No. 1 leases. Arena then becomes dependent upon them to honor this commitment.

                            SECURITIES BEING OFFERED
                            ------------------------

         Only Arena's voting common stock is being offered by this prospectus. Of the One Hundred Million (100,000,000) shares of common stock authorized, $0.001 par, Arena presently has issued and outstanding 2,600,000 shares of common stock and will sell between 800,000 shares of common stock in the minimum offering and 2,000,000 shares in the maximum offering. If the minimum offering is sold, the shareholders purchasing in this offering would hold approximately 24% of the issued and outstanding common stock and in the event of the maximum offering approximately 43% of the issued and outstanding common stock.

         In summary of the nature of the securities being offered, each investor should note as follows:

         o Arena does not have any dividend policy, nor has it declared dividends. It is not anticipated that dividends will be paid for the foreseeable future.

         o Each common share has an equal voting right.

         o There are no pre-emptive rights or cumulative voting in Arena.

         o The shares are not subject to any conversion rights or obligations, nor any redemptive provisions, sinking fund provisions, or liability to call or assessment.

         o It is not believed that any shareholder under Nevada law would be subject to any debts, liabilities or claims made against the company.

         o Arena does not have any outstanding warrants, rights or other stock interest or rights to acquire stock; however, management will most likely institute some standard management stock option plan if this offering is completed.

                                     EXPERTS
                                     -------

         Legal Counsel - Arena has retained the firm of Jensen, Duffin, Carman, Dibb & Jackson to act as independent securities counsel. Counsel has passed upon the eligibility of the Company to file this registration. Counsel has also passed upon the validity of the shares offered by this registration as being legally issued, fully paid and non-assessable as sold. The named expert has no relationship with any member of management or Arena.

         Accountants - The balance sheet as of August 31, 2000 and the statements of operations, stockholders' equity, and cash flows for the period from March 3, 2000 (date of inception) through August 31, 2000 have been included in this Prospectus in reliance on the report of Hansen, Barnett and Maxwell, Salt Lake City, Utah, independent certified public accountants, given on authority of that firm as experts in accounting and auditing.


                                LEGAL PROCEEDINGS
                                -----------------

         Arena is not presently engaged in any legal proceedings as either a plaintiff or defendant, nor does it know of any material claims.

                  CHANGES IN OR DISAGREEMENTS WITH ACCOUNTANTS
                  --------------------------------------------

         Neither Arena nor its management has had any disagreement with its independent certified public accountants regarding the scope of the audit or the application of accounting principles.The company has retained the same auditors since inception.

                       INDEMNITY OF OFFICERS AND DIRECTORS
                       -----------------------------------

         The By-laws and Articles for Arena provide indemnity statements for general indemnities and relief from liability for management. These indemnities, as well as Nevada law, provide for general indemnity, including costs of defense for officers, directors and agents acting within the normal scope of their duty and service to Arena.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

                          GLOSSARY OF OIL AND GAS TERMS
                          -----------------------------

         The following oil and gas terms as used in this prospectus shall have the following meanings. These terms were derived, with certain modifications, from the Manual of Oil and Gas Terms, Williams and Meyers, Mathew Bender, 5th
Edition:

         Carried Working Interest. A fractional interest in oil or gas properties, usually a lease, the holder of which has no obligation to pay for drilling and completion costs, but which does pay its pro rata share of operating expenses. A working interest is normally calculated as to the whole of the production after deduction for royalty interest. As a result, a working interest would produce a lessor revenue interest which is computed after deduction for costs of operation, as well as royalties. See Net Revenue Interest below.

         Drill Site. The particular area within a lease which has been designated for the drilling and completion of an oil and/or gas well. A lease is often designated or referred to by the number of allowable drill sites contained therein under prevailing spacing or unit requirements.

         Drilling and Completion Costs. Those costs normally incurred by the working interest holders as necessary to drill, complete and bring an oil or gas well to a state of commercial completion.

         Dry Hole. A term used to denote an oil or gas well which was drilled to its intended formation depth and was determined prior to completion not to contain sufficient recoverable quantities of oil and/or gas to warrant completion.

         Formation. That area or group of geographic strata which is typically productive of oil or gas in a given lease or field. As a result, a well is typically drilled to this or that formation, or combination of formations, usually at a predetermined depth within a given lease or field.

         Gas Gatherer or Gatherer. That person or entity which has the right and facilities to place temporary pipes within a producing oil or gas lease for the purposes of gathering the production of the various wells and placing the gas, usually under pressure, into a main gas line for purchase purposes.

         Gross Well. A term used in the oil and gas industry to define the number of wells in which a working interest may hold any fractional interest. For example, even if an interest holder had only a ten percent interest in each of ten wells he would still have ten gross wells, but only one net well. See definition of Net Well below.

         Lease. The instrument by which a leasehold or working interest is created in a mineral estate. A mineral lease should not be confused with a common law lease, but is more similar to a mineral ownership in that the lease usually survives for so long as there is production from the property after a stated initial period. In most cases, the mineral lease reflects the entire mineral interest to be produced from the leasehold subject to only the royalty interest payments.

         Net Revenue Interest. The net revenue interest is a term which defines the actual revenues which a mineral interest or working interest holder will obtain from a given lease after payment of its pro rata share of production costs and after royalty payments.

         Net Well. A term sometimes employed to define the aggregate of the fractional net revenue interests in multiple oil and gas wells which, when combined, constitute the percentage of an entire well or wells owned by a working interest holder. For instance, if one has a thirty-three percent net revenue interest in three wells of substantially similar production, then that would be a ninety-nine percent net well from three gross wells. See definition of Gross Well above.

         Non-Commercial Well. An oil or gas well which was typically drilled and completed based upon preliminary determination that sufficient quantities of oil or gas may be produced, but which subsequently does not produce oil and gas in sufficient quantities to repay the costs of drilling and completion or the cost of continued production.

         Operating Costs. Those costs normally associated with an oil and/or gas well after a commercial completion and which are typically paid on a monthly basis and cover the costs of actual operation of a well to sustain its production.

         Plug and Abandon. The process of abandoning a dry hole or non-commercial well which normally requires the pulling of certain equipment from the well and pouring concrete or other material into the well to seal the producing formations and the surface hole. Plugging and abandoning operations are normally subject to various state regulations and procedures.

         Proven Reserves. Oil and gas which is still in the ground, but which has been located and determined to be recoverable in verifiable quantities by sufficient proximate production.

         Royalty. That percentage of total production from the lease which is paid to the landowner "landowners royalty" or other designated and created royalty holder "overriding royalty." Royalties are a payment of total production, net of all costs of production except taxes. The typical royalty usually ranges from 8 to 15% of total production.

         Shut-In Well. An oil or gas well that was commercially completed, but is not in current production for various reasons. Such wells usually are shut-in for maintenance, regulatory reasons or economic factors such as the prevailing cost of production versus prices for the product. Typically, such a well can be put back in to production without significant costs.

         Unproven Reserves. A lease or other oil and gas property which is believed to contain commercial quantities of oil or gas, but which has not been currently proven to be commercially productive through the drilling of sufficiently close producing wells.

         Working Interest. A fractional interest in oil and gas properties, usually a lease, which reference the percentage of ownership of the interest holder in the remaining production after payment of royalties. A working interest holder would normally pay his pro rata share of drilling and completion costs, "unless carried," and the pro rata share of operating costs. Since a working interest would have deducted from it royalty payments as well as operating costs, the resulting actual payment to the holder is known as a net revenue interest. See definition of Net Revenue and Carried Working Interest above.

                              ARENA RESOURCES, INC.
                          (A Development Stage Company)




               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
                                       AND
                              FINANCIAL STATEMENTS




                                 August 31, 2000




                            HANSEN, BARNETT & MAXWELL
                           A Professional Corporation
                          CERTIFIED PUBLIC ACCOUNTANTS

                              ARENA RESOURCES, INC.
                          (A Development Stage Company)

                                TABLE OF CONTENTS

                                                                         Page

Report of Independent Certified Public Accountants..........................1

Balance Sheet - August 31, 2000.............................................2

Statement of Operations for the period March 3, 2000
  (Date of Inception) through August 31, 2000...............................3

Statement of Stockholders' Equity for the period
  March 3, 2000 (Date of Inception) through
  August 31, 2000      .....................................................4

Statement of Cash Flows for the period March 3, 2000
  (Date of Inception) through August 31, 2000...............................5

Notes to Financial Statements...............................................6

Supplemental Information on Oil and Gas

 Producing Activities.......................................................9

HANSEN, BARNETT & MAXWELL
A Professional Corporation
CERTIFIED PUBLIC ACCOUNTANTS

                                                                  (801) 532-2200
Member of AICPA Division of Firms                             Fax (801) 532-7944
Member of SECPS                                     345 East Broadway, Suite 200
Member of Summit International Associates        Salt Lake City, Utah 84111-2693




               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders
Arena Resources, Inc.
Rancho Mirage, California

We have audited the balance sheet of Arena Resources, Inc. (a development stage company) as of August 31, 2000, and the related statements of operations, stockholders' equity and cash flows for the period from March 3, 2000 (date of inception) through August 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Arena Resources, Inc. as of August 31, 2000, and the results of its operations and its cash flows for the period from March 3, 2000 (date of inception) through August 31, 2000, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company is a development stage enterprise engaged in the exploration, development, and production of oil and gas properties and the production and sale of oil and gas. As discussed in Note 1 to the financial statements, the Company's operating loss since inception and the deficit accumulated during the development stage raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

By: /s/ Hansen, Barnett & Maxwell
---------------------------------
        HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
September 6, 2000

                              ARENA RESOURCES, INC.
                          (A Development Stage Company)
                                  BALANCE SHEET
                                 AUGUST 31, 2000

                                     ASSETS
Current Assets
         Cash                                                             $  31,059
                                                                          ---------

Oil and Gas Properties, Using Full Cost Accounting
         Properties being amortized                                          61,174
         Less: Accumulated depletion                                           (263)
                                                                          ---------

         Net Oil and Gas Properties                                          60,911
                                                                          ---------

Total Assets                                                              $  91,970
                                                                          =========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
         Revenue distribution payable                                     $   3,241
         Loans from stockholders                                             25,000
                                                                          ---------

         Total Current Liabilities                                           28,241
                                                                          ---------

Stockholders' Equity
         Preferred stock, par value $0.001 par share; 10,000,000 shares
           authorized; no shares outstanding                                   --
         Common stock, par value $0.001 per share; 100,000,000
           shares authorized; 2,600,000 shares outstanding                    2,600
         Additional paid-in capital                                         198,789
         Estimated receivable from stockholders                            (134,000)
         Accumulated deficit                                                 (3,660)
                                                                          ---------

         Total Stockholders' Equity                                          63,729
                                                                          ---------

Total Liabilities and Stockholder's Equity                                $  91,970
                                                                          =========

   The accompanying notes are an integral part of these financial statements.

                              ARENA RESOURCES, INC.
                          (A Development Stage Company)
                             STATEMENT OF OPERATIONS
              FOR THE PERIOD FROM MARCH 3, 2000 (DATE OF INCEPTION)
                             THROUGH AUGUST 31, 2000



Gas Revenues                                  $     2,424
                                              -----------

Costs and Operating Expenses
     Gas production costs                             263
     Depletion                                        263
     General and administrative                     5,558
                                              -----------

         Total Costs and Operating Expenses         6,084
                                              -----------

Net Loss                                      $    (3,660)
                                              ===========

Basic and Diluted Loss Per Common Share       $      --
                                              ===========

Weighted Average Number of Common
 Shares Used in Per Share Calculation           2,600,000
                                              ===========



   The accompanying notes are an integral part of these financial statements.

                              ARENA RESOURCES, INC.
                          (A Development Stage Company)
                        STATEMENT OF STOCKHOLDERS' EQUITY
              FOR THE PERIOD FROM MARCH 3, 2000 (DATE OF INCEPTION)
                             THROUGH AUGUST 31, 2000

                                                                            Estimated
                                                               Additional   Receivable                      Total
                                             Common Stock        Paid-in      From         Accumulated   Stockholders'
                                         Shares       Amount     Capital   Stockholders      Deficit        Equity
                                        ---------   ---------   ---------   ---------      -----------    ---------
Balance - March 3, 2000 (Date

 of inception)                               --     $    --     $    --     $    --        $       --     $     --

Common stock issued for cash and a
  carried interest in gas properties,
  March 3, 2000 through August 31,
  2000 - $0.08 per share                2,600,000       2,600     198,789    (134,000)             --        67,389

Net loss                                     --          --          --          --             (3,660)      (3,660)
                                        ---------   ---------   ---------   ---------      -----------    ---------

Balance - August 31, 2000               2,600,000   $   2,600   $ 198,789   $(134,000)     $    (3,660)   $  63,729
                                        =========   =========   =========   =========      ===========    =========

   The accompanying notes are an integral part of these financial statements.

                              ARENA RESOURCES, INC.
                          (A Development Stage Company)
                             STATEMENT OF CASH FLOWS
                FOR THE PERIOD MARCH 3, 2000 (DATE OF INCEPTION)
                             THROUGH AUGUST 31, 2000



Cash Flows From Operating Activities
     Net loss                                         $ (3,660)
     Adjustments to reconcile net loss to net cash
        used in operating activities:
          Depletion                                        263
     Changes in operating assets and liabilities:
          Increase in revenue distribution payable       3,241
                                                      --------

          Net Cash Used in Operating Activities           (156)
                                                      --------

Cash Flows from Investing Activities
     Capital expenditures                              (61,174)
                                                      --------

          Net Cash Used in Investing Activities        (61,174)
                                                      --------

Cash Flows from Financing Activities
     Proceeds from loan from stockholders               25,000
     Proceeds from issuance of common stock             67,389
                                                      --------

          Net Cash Provided by Financing Activities     92,389
                                                      --------

Net Increase in Cash                                    31,059

Cash at Beginning of Period                               --
                                                      --------

Cash at End of Period                                 $ 31,059
                                                      ========


   The accompanying notes are an integral part of these financial statements.

                              ARENA RESOURCES, INC.
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Arena Resources, Inc. (the Company) began operations as an unincorporated joint venture on March 3, 2000. The joint venture acquired an interest in oil and gas properties in Oklahoma. The joint venture was incorporated under the laws of the State of Nevada on August 31, 2000. On that date, the property interests were transferred to the corporation in exchange for the issuance of 2,600,000 shares of common stock. The reorganization into the corporation was recorded at historical cost. The accompanying financial statements have been restated to reflect the shares issued in the reorganization. The accompanying financial statements include the operations of the joint venture from its formation on March 3, 2000 through August 31, 2000.

Nature of Operations - The Company owns interests in oil and gas properties located in Oklahoma. The Company is engaged primarily in the acquisition, exploration, development, and production of oil and gas properties and the production and sale of oil and gas.

Use of Estimates - The preparation of financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The amount recorded as estimated receivable from stockholders is based on a current estimate by a petroleum engineer of the Company's carried interest in the cost to work over one well and to drill and complete two wells on the Company's properties. These estimated costs are subject to change in the near term.

Basis of Presentation - The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements for the period from March 3, 2000 (date of inception) through August 31, 2000, the Company earned only nominal revenue and incurred a net loss of $3,660. The lack of operations and the loss from operations raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded assets or the amount and classification of liabilities which might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to generate sufficient cash flows to meet its obligations on a timely basis, to obtain additional financing as may be required, and ultimately to attain successful operations. The Company's management intends to raise additional equity capital for operations and to begin production of its gas properties. There is no assurance additional capital will be obtained.

Oil and Gas Properties - The Company follows the full cost method of accounting for oil and gas properties. Accordingly, all costs associated with acquisition, exploration for and development of oil and gas reserves, are capitalized. Capitalized costs include land acquisition costs, geological and geophysical expenditures, lease rentals on undeveloped properties and costs of drilling productive and non-productive wells. Such capitalized costs include directly

                              ARENA RESOURCES, INC.
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS

related overhead costs. Proceeds from disposal of properties are applied as a reduction of cost without recognition of a gain or loss, except where such disposals would result in a major change in the depletion rate. Abandonments of properties are accounted for as adjustments of capitalized costs with no loss recognized.

All capitalized costs of oil and gas properties, including the estimated future costs to develop proved reserves and estimated future costs of site restoration, are amortized on the unit-of-production method using estimates of proved reserves as determined by independent engineers. Investments in unproved properties and major development projects are not amortized until proved reserves associated with the projects can be determined or until impairment occurs. If the results of an assessment indicate that the properties are impaired, the amount of the impairment is added to the capitalized costs to be amortized. Depletion expense for the period from March 3, 2000 through August 31, 2000, was $263.

Capitalized costs, net of accumulated depletion, are evaluated periodically for impairment. Impairment losses are recognized so as to limited net capitalized costs to the estimated discounted future net revenues from proved reserves plus the lower of cost or fair value of unproved properties. Estimated discounted future net revenues are estimated based on current economic and operating conditions and are discounted at a 10-percent interest rate.

Basic and Diluted Loss Per Share -Basic loss per common share is computed by dividing net loss by the weighted-average number of common shares outstanding during the period. Diluted loss per share is calculated to give effect to potentially issuable common shares except during loss periods when those potentially issuable common shares would decrease the loss per share. There were no potentially issuable common shares which were excluded from the calculation of diluted loss per common share at August 31, 2000.

NOTE 2 - LOAN FROM STOCKHOLDERS

On August 29, 2000, two stockholders loaned the Company $25,000 to finance its short-term operations. The Company and the stockholders have mutually agreed that the loan will be paid back from the proceeds of the Company's planned equity financing with no interest incurred. The loan was not memorialized with a promissory note.

NOTE 3 - STOCKHOLDERS' EQUITY

The Company is authorized to issue 100,000,000 common shares, with a par value of $0.001 per share, and 10,000,000 Class A preferred shares, with a par value of $0.001 per share. The rights of the Class A preferred shares may be established by the Board of Directors. If issued, the Class A preferred shares shall be non-voting and will be entitled to priority over the common shares in the payment of dividends and in liquidation.

From March 3, 2000 through August 31, 2000, the owners of the Company while it was a joint venture contributed $67,389 of capital to the joint venture in cash. Upon its incorporation on August 31, 2000, the Company issued 2,600,000 shares

                              ARENA RESOURCES, INC.
                          (A Development Stage Company)
                        NOTES TO THE FINANCIAL STATEMENTS

of common stock in exchange for the capital contributions previously made to the joint venture and for the commitment by the shareholders to pay the Company's 40% share of the costs to work over one well and drill and complete two wells on the Company's property. The estimated future development costs to the Company's shareholders of $134,000 was estimated by independent engineers and has been accounted for as an estimated receivable from stockholders.

NOTE 4 - RELATED PARTY TRANSACTIONS

As discussed in Note 3, there was an estimated receivable from stockholders in the amount of $134,000 at August 31, 2000.

As discussed in Note 2, two stockholders loaned the Company $25,000. The loan is short-term with no due date and no interest rate.

NOTE 5 - INCOME TAXES

There was no benefit or provision for income taxes for the period from March 3, 2000 (date of inception) through August 31, 2000. The following presents the components of the net deferred tax asset at August 31, 2000:

         Operating loss carryforwards..............$           1,179
         Valuation Allowance.......................           (1,179)
                                                   -----------------

                  Net Deferred Tax Asset...........$              -
                                                   =================

The Company has a net operating loss carryforward of $3,161 which expires, if unused, in 2020. The net operating loss carryforward includes the loss incurred by the Company before it was incorporated.

The following is a reconciliation of the income tax benefit computed at the federal statutory tax rate with the provision for income taxes for the period from March 3, 2000 (date of inception) through August 31, 2000:

         Income tax benefit at statutory rate (34%)$          (1,244)
         Change in valuation allowance.............            1,179
         State tax, net of federal benefit.........             (121)
         Non-deductible expenses...................              186
                                                   -----------------

              Provision for Income Taxes...........$              -
                                                   =================

                              ARENA RESOURCES, INC.
                          (A Development Stage Company)
          SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
                                   (UNAUDITED)

Capitalized  Costs  Relating to Oil and Gas
Producing  Activities at August 31, 2000:
     Proved gas properties.........................$         61,174
     Less accumulated depletion....................            (263)
                                                   ----------------

     Net Capitalized Costs.........................$         60,911
                                                   ================

Costs Incurred in Oil and Gas Producing
 Activities for the Period from March 3, 2000
 through August 31, 2000
     Acquisition of proved properties..............$         61,174
                                                   ================

Results of Operations for Oil and Gas Producing
 Activities for the Period from March 3, 2000
 through August 31, 2000
     Gas revenues..................................$          2,424
     Production costs..............................            (263)
     Depletion    .................................            (263)
                                                   ----------------

     Results of Oil and Gas Producing Operations...$          1,898
                                                   ================


Reserve Information - The following estimates of proved and proved developed reserve quantities and related standardized measure of discounted net cash flow are estimates only, and do not purport to reflect realizable values or fair market values of the Company's reserves. The Company emphasizes that reserve estimates are inherently imprecise and that estimates of new discoveries are more imprecise than those of producing oil gas properties. Accordingly, these estimates are expected to change as future information becomes available. All of the Company's reserves are located in the United States.

Proved reserves are estimated reserves of crude oil (including condensate and natural gas liquids) that geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions. Proved developed reserves are those expected to be recovered through existing wells, equipment, and operating methods.

The standardized measure of discounted future net cash flows is computed by applying period-end prices of oil (with consideration of price changes only to the extent provided by contractual arrangements) to the estimated future production of proved oil reserves, less estimated future expenditures (based on year-end costs) to be incurred in developing and producing the proved reserves, less estimated future income tax expenses (based on year-end statutory tax rates, with consideration of future tax rates already legislated) to be incurred

                              ARENA RESOURCES, INC.
                          (A Development Stage Company)
          SUPPLEMENTAL INFORMATION ON OIL AND GAS PRODUCING ACTIVITIES
                                   (UNAUDITED)

on pretax net cash flows less tax basis of the properties and available credits, and assuming continuation of existing economic conditions. The estimated future net cash flows are then discounted using a rate of 10 percent a year to reflect the estimated timing of the future cash flows.

                                                                Gas
                                                               (Mcf)
                                                   ----------------

Proved Developed and Undeveloped Reserves
     Balance - March 3, 2000.......................              -
     Purchases of minerals in place................         478,909
     Production   .................................           (646)
                                                   ----------------

         Balance - August 21, 2000.................         478,263
                                                   ================

Proved Developed Reserves
     March 3, 2000.................................              -
     August 31, 2000...............................          60,034
                                                   ================

Standardized Measure of Discounted Future
 Net Cash Flows at August 31, 2000
     Future cash inflows...........................$      1,667,941
     Future production and development costs.......        (180,800)
     Future income tax expenses....................        (484,918)
                                                   ----------------

     Future Net Cash Flows.........................       1,002,223

         10% annual discount for estimated timing
            of cash flows.........................        (263,017)
                                                   ----------------

         Standardized Measures of Discounted
          Future Net Cash Flows Relating to Proved

          Oil and Gas Reserves.....................$        739,206
                                                   ================

The following are the principal sources of change in the standardized measure of discounted future net cash flows during the period from March 3, 2000 through August 31, 2000:

     Purchase of minerals in place.................$      1,046,121
     Sales of gas produced, net of production costs          (2,161)
     Accretion of discount.........................          52,906
     Net change in income taxes....................        (357,660)
                                                   ----------------

     Net Change During the Period..................$        739,206
                                                   ================

                                     PART II
                                     -------

         Item 1. Indemnification of Officers & Directors. Arena indicates that it has normal and customary indemnification provisions under its By-laws and Articles of Incorporation as well as those generally provided by Nevada law. It is believed these provisions would indemnify all officers and directors from any good faith mistake or omission in the performance of his or her duties including cost of defense. Such indemnity would not extend to intentionally wrongful acts including fraud, appropriation, self dealing or patent conflicts of interest. The Articles and By-Laws are being filed as Exhibit items.

         Item 2. Other Expenses of Issuance & Distribution. Arena does not know of any accrued or to be accrued expenses of issuance and distribution other than as outlined in the foregoing prospectus Use of Proceeds section. The present estimates of offering expenses are incorporated as costs for registration, including: fees, legal, accounting, printing and miscellaneous in the aggregate amount of $35,000.

         Item 3. Undertakings.  The undersigned registrant hereby undertakes:

                To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                     (i)   To  include  any   prospectus   required  by  section
                           10(a)(3)  of  the  Securities   Act  of  1933.   This
                           includes:

                           a. For determining liability under the Securities Act, the issuer will treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

                           b. The issuer will file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

                     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post- effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

                     (iii) To include any material  information  with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

                     (iv) To the extent this issuer requests acceleration of the effective date of the registration statement under Rule 461 under the Securities Act, it will include the following in the appropriate portion of the prospectus:

                           Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         Item 4. Unregistered Securities Issued or Sold Within One Year. Arena believes that in the body of this prospectus it has described all shares issued within the past year from the date of inception of Arena. In summary of that disclosure, Arena represents the only shares issued were to its founders and principals, Mr. Lloyd T. Rochford, Mr. Stanley McCabe. All shares issued to them are the same shares set forth in the chart showing securities held by management and are deemed exempted transactions under section 4(2) of the Securities Act of 1933 as initial capital contributions. The shares issued to Mr. Rochford and Mr. McCabe were common voting stock of the issuer. Both Mr. Rochford and Mr. McCabe received 1,300,000 shares each for the initial oil and gas assets contributed equally by them to Arena.

         Item 5. Index of Exhibits As Listed under Part III, Item I, Form I-A:

         Exhibit          - Audited Financial Statements  for  the period ending
                            August  31,  2000   (Attached  to Prospectus)

         Exhibit 3.(I)    - Articles of Incorporation

         Exhibit 3.(II)   - By-Laws

         Exhibit 4        - Subscription Agreement

         Exhibit 5        - Reserve Report

         Exhibit 10a      - Auditor's Consent Letter

         Exhibit 10b      - Attorney Letter in re Legality

         Exhibit 27       - Financial Data Schedule

         Exhibit 99       - Specimen Stock Certificate

                                   SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-1 and authorized this registration statement to be signed on its behalf by the undersigned, in the City of Salt Lake, State of Utah on September , 2000.

(Registrant)    Arena Resources, Inc.




By: /s/ Lloyd T. Rochford
-------------------------
        Lloyd T. Rochford, Its President

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

By: /s/ Lloyd T. Rochford
-------------------------
        Lloyd T. Rochford

(Title) Director, CEO, President

(Date)


In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

By: /s/ Stanley McCabe
----------------------
        Stanley McCabe

(Title) Director, Secretary/Treasurer, Chief Financial & Accounting Officer

(Date)


In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

By: /s/ Charles Crawford
------------------------
        Charles Crawford

(Title) Director

(Date)


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